

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2018

Sean Edgett
General Counsel
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 94103

      Re: Twitter, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2017
         Filed February 23, 2018
         Form 10-Q for the Quarterly Period Ended June 30, 2018
         Filed July 30, 2018
         File No. 001-36164

Dear Mr. Edgett:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Information Technologies
                            and Services

cc: Lisa Stimmell